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              REPORT OF INDEPENDENT ACCOUNTANTS ON LOAN SERVICING


February 1, 1997


To the Board of Directors and
 Supervisory Committee of
 Navy Federal Credit Union



We have examined management's assertion (see Exhibit I) about Navy Federal Credit Union's (the Credit Union) compliance with the minimum servicing standards identified in the Mortgage Banker's Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS (USAP) as of and for the year ended December 31, 1996 included in the accompanying management assertion. Management is responsible for the Credit Union's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the entity's compliance based on our examination.


Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Credit Union's compliance with the minimum servicing standards and perfoming such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Credit Union's compliance with the minimum servicing standards.

In our opinion, management's assertion that the Credit Union complied with the aforementioned miniumn servicing standards as of and for the year ended December 31, 1996 is fairly stated, in all material respects.


/s/Price Waterhouse LLP